Commission File Number 001-31914

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

APPOINTMENT OF CHIEF FINANCIAL OFFICER

The Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that on 27 March 2013, the Board approved the Proposal on the Nomination of Yang Zheng as the Chief Financial Officer of the Company, pursuant to which the appointment of Mr. Yang Zheng as the Chief Financial Officer of the Company was approved by the Board. The Company has recently received the Approval of Qualification of Yang Zheng as Chief Financial Officer issued by China Insurance Regulatory Commission, pursuant to which the appointment of Mr. Yang Zheng as the Chief Financial Officer of the Company became effective on 26 April 2013.

Mr. Yang Zheng, born in 1970, Chinese. Mr. Yang became the Qualified Accountant of the Company in 2006. He served as Assistant to General Manager, Deputy General Manager and General Manager of the Finance Department of the Company since 2005. Mr. Yang has been a Director of China Life Asset Management Company Limited since 2009 and has been a Director of Sino-Ocean Land Holdings Limited since 2011. Mr. Yang was the Senior Financial Analyst of MOLEX in the United States between 2000 and 2005. Mr. Yang graduated from Beijing University of Technology in 1993 and obtained a Bachelor’s degree in Engineering. He obtained a MBA from Northeastern University in the United States in 2000. Mr. Yang is a member of the American Institute of Certified Public Accountants (AICPA) and a member of the Association of Chartered Certified Accountants (ACCA). He is currently a Director of the seventh session of the Board of the Accounting Society of China, a member of the National Technical Committee on Accounting Information of Standardization Administration of China and a member of the China Insurance Solvency Regulatory Standard Committee.

By Order of the Board of China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 8 May 2013

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang